Greenbriar Capital Corp.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar announces formal execution of the Settlement Agreement with the Puerto Rico Energy Power Authority

October 4[t]h, 2023	Trading Symbol:
Toronto Venture Exchange: GRB
US OTC Market: GEBRF

Vancouver, British Columbia, October 4th, 2023 - Greenbriar Capital Corp. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that further to many years of litigation with the Puerto Rico Energy Power Authority (PREPA) in both the Commonwealth and US Federal Courts plus litigation in front of the Puerto Rico Energy Bureau (PREB), both parties have executed a formal settlement agreement beneficial to both parties and most importantly beneficial for the rate payers of Puerto Rico.

The Settlement was filed with PREB at 7:21 PM EDT on October 3rd, 2023 for PREB approval.

Greenbriar is known as PBJL Energy Corporation ("PBJL") in Puerto Rico.

The agreement will then head to the FOMB for approval. The perfunctory technical work on interconnection with Luma will happen after PREB and FOMB approval.  Luma's work is technical and not political.

Highlights of the settlement agreement filed on the public record:

PBJL will withdraw its USD $951 Million claim against PREPA

PBJL pricing is cheaper than any of the RFP Public Tranche contracts.

Pricing including storage, is US 9.85 cents per kwh escalating half a cent per year to cap at 11.5 cents per kwh.

The PBJL PPOA previously approved by the PREPA Board and PREB in 2020 will serve as the base document.

PBJL will cover the transmission upgrades with a cap.

The project size is 80MWac (160MWdc)

PREPA has no obligation for 160MWac (320MWdc) although PREPA may elect to take the same at their sole discretion.

Greenbriar is pleased with this outcome and has the EPC contractor and funding partner for this project at the project level.  Greenbriar is committed to start building this project as soon as possible which will provide up to 800 construction jobs and 30 full time technical associates.  The project will pump $175 million into the economy, have 60% Puerto Rico labor content and provide strong economic benefits to the local economy and save the rate payers over $1 Billion in savings over the life of the agreement.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

About Greenbriar Capital Corp:

Greenbriar is a leading developer of renewable energy and sustainable real estate. With long-term, high impact, contracted sales agreements in key project locations and led by a successful, industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF